Delisting Determination, The Nasdaq Stock Market, LLC,
November 8, 2019, Destination Maternity Corporation. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Destination Maternity Corporation. (the Company), effective at the opening of the trading session on November 18, 2019. Based on the review of the Company press release dated October 21, 2019, announcing that the Company had filed for protection under Chapter 11 of the U.S. Bankruptcy Code, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1.
The Company was notified of the Staffs determination on October 21, 2019. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on October 30, 2019.